Exhibit 3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Annual Information Form incorporated by reference and included in this Annual Report (Form 40-F) of Angiotech Pharmaceuticals, Inc. and to the incorporation by reference and inclusion in this Annual Report (Form 40-F) of Angiotech Pharmaceuticals, Inc. of our report dated February 10, 2006, except as to note 17 b (iii) as to which the date is February 24, 2006, with respect to the consolidated financial statements of Angiotech Pharmaceuticals, Inc., and our report dated February 10, 2006 with respect to Angiotech Pharmaceuticals, Inc. management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting of Angiotech Pharmaceutical, Inc., included in the 2005 Annual Report to Shareholders of Angiotech Pharmaceuticals, Inc.

Vancouver, Canada,	/s/ Ernst & Young LLP
February 24, 2006.	Chartered Accountants